SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 8)

USG CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

903293 40 5

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2014

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 2 OF 11 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 43,387,980 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 43,387,980 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,387,980 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4% (see Item 5)
14	TYPE OF REPORTING PERSON* IN, HC

*	See instructions

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 3 OF 11 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,387,980 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,387,980 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,387,980 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 4 OF 11 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,002,016 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,002,016 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,002,016 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 5 OF 11 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Life Insurance Company of Nebraska
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,035,088 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,035,088 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,035,088 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 6 OF 11 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Assurance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,894,736 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,894,736 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,894,736 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 7 OF 11 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) General Re Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,385,964 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,385,964 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,385,964 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 8 OF 11 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) General Reinsurance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,385,964 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,385,964 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,385,964 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 9 OF 11 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) General Re Life Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,385,964 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,385,964 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,385,964 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 10 OF 11 PAGES

On March 25, 2014, the Reporting Persons filed Amendment No. 7 to this Schedule 13D to report the intention to convert the remaining 10% Contingent Convertible Senior Notes due 2018 of USG Corporation (“USG”) owned by certain of the Reporting Persons (the “Notes”) prior to the announced redemption date of April 17, 2014. This Amendment to Schedule 13D is being filed solely to report that such conversion has occurred. The shares of USG Common Stock (“Common Stock”) received upon such conversion were already included in the reported beneficial ownership of the Reporting Persons.

Item 3 is hereby amended to add the following:

Berkshire Hathaway Life Insurance Company of Nebraska, a Nebraska corporation (“BH Nebraska”), Berkshire Hathaway Assurance Corporation, a New York corporation (“BH Assurance”), and General Re Life Corporation, a Connecticut corporation (“General Re Life”), received a total of 4,927,192 shares of Common Stock in the aggregate (the “Conversion Shares”) in connection with their election to convert into Common Stock the remaining Notes held by them in the aggregate principal amount of $56,170,000, which Notes had been called for redemption by USG, as previously reported in Amendment No. 7 to this Schedule 13D.

The conversion of the Notes was the sole consideration used to acquire the Conversion Shares, and no funds or consideration were borrowed or obtained for the purposes of acquiring the Conversion Shares.

Item 5 is hereby amended to replace the amendments to Item 5 made in Amendment No. 6 with the following additions to Item 5:

(a) BH Nebraska is the holder of 14,035,088 shares of Common Stock (the “BH Nebraska Shares”), which constitute approximately 9.8% of USG’s outstanding Common Stock. BH Assurance is the holder of 7,894,736 shares of Common Stock (the “BH Assurance Shares,” and together with the BH Nebraska Shares, the “Nebraska/Assurance Shares”), which constitute approximately 5.5% of USG’s outstanding Common Stock. General Re Life is the holder of 4,385,964 shares of Common Stock (the “General Re Life Shares”), which constitute approximately 3.1% of USG’s outstanding Common Stock. The percentages of outstanding shares stated herein are based on the number of shares of Common Stock disclosed as outstanding on the Issuer’s Definitive Proxy Statement filed with the Commission on April 3, 2014 together with the additional number of shares of Common Stock subsequently issued as Conversion Shares, but do not reflect any other changes, if any, in shares outstanding.

Mr. Buffett may be deemed to control Berkshire, which controls BH Nebraska, BH Assurance and General Re Life. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Nebraska/Assurance Shares and the General Re Life Shares. NICO, a direct subsidiary of Berkshire and the direct parent company of BH Nebraska and BH Assurance, also may be considered to have beneficial ownership of the Nebraska/Assurance Shares. General Reinsurance, an indirect subsidiary of Berkshire and the direct parent company of General Re Life, also may be considered to have beneficial ownership of the General Re Life Shares. General Re, a direct subsidiary of Berkshire and the direct parent company of General Reinsurance, also may be considered to have beneficial ownership of the General Re Life Shares.

(b) BH Nebraska has voting and investment power with respect to the BH Nebraska Shares. BH Assurance has voting and investment power with respect to the BH Assurance Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, who may be deemed to control BH Nebraska and BH Assurance, directs the investment of BH Nebraska and BH Assurance. Thus, Mr. Buffett, Berkshire, and NICO share voting and investment power with respect to the Nebraska/Assurance Shares. General Re Life has voting and investment power with respect to General Re Life Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, who may be deemed to control General Re Life, directs the investment of General Re Life. Thus, Mr. Buffett, Berkshire, General Reinsurance and General Re share voting and investment power with respect to the General Re Life Shares.

(c) On April 4, 2014, BH Assurance received 1,480,263 shares of Common Stock upon conversion of the Notes held by it in the principal amount of $16,875,000. On April 7, 2014, General Re Life received 815,350 shares of Common Stock upon conversion of the Notes held by it in the principal amount of $9,295,000. On April 11, 2014, BH Nebraska received 2,631,579 shares of Common Stock upon conversion of the Notes held by it in the principal amount of $30 million. The Notes were converted into 87.7193 shares of Common Stock per $1,000 principal amount of Notes, which is equivalent to a conversion price of $11.40 per share.

No other Reporting Person acquired any shares of USG Common Stock since the filing of Amendment No. 7.

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 11 OF 11 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: April 14, 2014

WARREN E. BUFFETT

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

BERKSHIRE HATHAWAY INC.

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Senior Vice President

NATIONAL INDEMNITY COMPANY

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

BERKSHIRE HATHAWAY LIFE INSURANCE COMPANY OF NEBRASKA

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

BERKSHIRE HATHAWAY ASSURANCE CORPORATION

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

GENERAL RE CORPORATION

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

GENERAL REINSURANCE CORPORATION

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact

GENERAL RE LIFE CORPORATION

By:	/S/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-In-Fact